BEAR STEARNS

BEAR STEARNS FINANCIAL PRODUCTS INC.
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

DATE:	June 27, 2007
TO:	LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA5 Trust
ATTENTION:	Maggie Foiles
	Trust Administrator
TELEPHONE:	(312) 992-5417
FACSIMILE:	(312) 904-1368
TO:	Washington Mutual Bank
ATTENTION:	Mercy Lu
TELEPHONE:	206-461-5728
FACSIMILE:	206-554-4889
TO:	Bear Stearns Bank plc
ATTENTION:	Derivatives Documentation
TELEPHONE:	353-1-402-6225
FACSIMILE:	353-1-402-6223
FROM:	Derivatives Documentation
TELEPHONE:	212-272-2711
FACSIMILE:	212-272-9857
RE:	**Novation Confirmation**

REFERENCE NUMBER(S): FXNEC9737-BXNE238982

The purpose of this letter is to confirm the terms and conditions of the Novation Transaction entered into between the parties and effective from the Novation Date specified below. This Novation Confirmation constitutes a "Confirmation" as referred to in the New Agreement specified below.

1. The definitions and provisions contained in the 2004 ISDA Novation Definitions (the "Definitions") and the terms and provisions of the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and amended from time to time, are incorporated in this Novation Confirmation. In the event of any inconsistency between (i) the Definitions, (ii) the 2000 ISDA Definitions, and/or (iii) the Novation Agreement and this Novation Confirmation, this Novation Confirmation will govern.

2. The terms of the Novation Transaction to which this Novation Confirmation relates are as follows:

Novation Trade Date:	June 27, 2007
Novation Date:	June 27, 2007
Novated Amount:	USD 102,127,385
Transferor 1:	Washington Mutual Bank
Transferor 2:	Bear Stearns Bank plc
Transferee 1:	LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-

Reference Number: FXNEC9737-BXNE238982 – Novation Confirmation
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA5 Trust
Washington Mutual Bank
June 27, 2007
Page 2 of 3

	OA5 Trust (the "Trust" or "Transferee 1")
Transferee 2:	Bear Stearns Financial Products Inc.
New Agreement (between Transferee 1	The Master Agreement as defined in the New
and Transferee 2):	Confirmation

3. The terms of the Old Transaction to which this Novation Confirmation relates, for identification purposes, are as follows:

Trade Date of Old Transaction:	June 22, 2007
Effective Date of Old Transaction:	July 25, 2007
Termination Date of Old Transaction:	February 25, 2018

4. The terms of the New Transaction to which this Novation Confirmation relates shall be as specified in the New Confirmation attached hereto as Exhibit A.

    Full First Calculation Period: Applicable, commencing on July 25, 2007.

5. Other Provisions: Additional Provisions relating to the New Transaction:

    (a) Transferor 1, by its execution of this Novation Agreement, agrees to the terms of the provision of the definition of Notional Amount in Exhibit A hereto.

    (b) **Trustee Capacity**. It is expressly understood and agreed by the parties hereto that insofar as this Novation Confirmation is executed by the Trustee (i) this Novation Confirmation is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Novation Confirmation in the exercise of the powers and authority conferred and vested in it thereunder, (ii) under no circumstances shall LaSalle Bank National Association in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Novation Confirmation, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

6. Offices:

Transferor 1:	Not Applicable
Transferor 2:	Not Applicable
Transferee 1:	Not Applicable
Transferee 2:	Not Applicable

The parties confirm their acceptance to be bound by this Novation Confirmation as of the Novation Date by executing a copy of this Novation Confirmation and returning a facsimile of the fully-executed Novation Confirmation to **212-272-9857**. Transferor 1 and Transferor 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the Old Transaction. Transferee 1 and Transferee 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the New Transaction. The parties further agree that neither Transferor 1 nor Transferor 2 have any further obligations under the Old Transaction. For inquiries regarding U.S. Transactions, please contact **Derivatives Documentation** by telephone at **212-272-2711**. For all other inquiries please contact **Derivatives Documentation** by telephone at **353-1-402-6223**.

Reference Number: FXNEC9737-BXNE238982 – Novation Confirmation
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA5 Trust
Washington Mutual Bank
June 27, 2007
Page 3 of 3

Washington Mutual Bank

By:
    Name:
    Title: Peggy Burton
    Date: Officer
        6-27-07

**LaSalle Bank National Association, not in its
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2007-OA5 Trust**

By: _____
    Name:
    Title:
    Date:

Bear Stearns Bank plc

By:
    Name:
    Title: MARY BROCK
    Date: AUTHORIZED SIGNATORY

Bear Stearns Financial Products Inc.

By: _____
    Name:
    Title: ANNIE MANEVITZ
    Date: AUTHORIZED SIGNATORY

lm

Reference Number: FXNEC9737-BXNE238982 – Novation Confirmation
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA5 Trust
Washington Mutual Bank
June 27, 2007
Page 3 of 3

Washington Mutual Bank

By: _____
    Name:
    Title:
    Date:

Bear Stearns Bank plc

By: _____
    Name:
    Title: MARY BROCK
    Date: AUTHORIZED SIGNATORY

LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA5 Trust

By: _____
    Name:
    Title: Andy Streepey
    Date: Assistant Vice President

Bear Stearns Financial Products Inc.

By: _____
    Name:
    Title: ANNIE MANEVITZ
    Date: AUTHORIZED SIGNATORY

lm

BEAR STEARNS

BEAR STEARNS FINANCIAL PRODUCTS INC.
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

Exhibit A

DATE: June 27, 2007

TO: LaSalle Bank National Association, not in its individual
                       capacity, but solely as Trustee on behalf of Washington
                       Mutual Mortgage Pass-Through Certificates WMALT
                       Series 2007-OA5 Trust

ATTENTION: Maggie Foiles
                       Trust Administrator

TELEPHONE: (312) 992-5417

FACSIMILE: (312) 904-1368

FROM: Derivatives Documentation

TELEPHONE: 212-272-2711

FACSIMILE: 212-272-9857

SUBJECT: Fixed Income Derivatives Confirmation and Agreement

REFERENCE NUMBER(S):   FXNEC9737

The purpose of this letter agreement ("Agreement") is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Financial Products Inc. ("BSFP") and LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA5 Trust (the "Trust" or "Counterparty") under the Pooling and Servicing Agreement, dated as of June 1, 2007, among WaMu Asset Acceptance Corp., as Depositor, Washington Mutual Bank, as Servicer, LaSalle Bank National Association, as Trustee, and Christiana Bank & Trust Company, as Delaware Trustee (the "PSA"). This Agreement, which evidences a complete and binding agreement between you and us to enter into the Transaction on the terms set forth below, constitutes a "Confirmation" as referred to in the "ISDA Form Master Agreement" (as defined below), as well as a "Schedule" as referred to in the ISDA Form Master Agreement.

1.   This Agreement is subject to the *2000 ISDA Definitions* (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). You and we have agreed to enter into this Agreement in lieu of negotiating a Schedule to the 1992 ISDA Master Agreement (Multicurrency—Cross Border) form (the "ISDA Form Master Agreement") but, rather, an ISDA Form Master Agreement shall be deemed to have been executed by you and us on the date we entered into the Transaction. In the

event of any inconsistency between the provisions of this Agreement and the Definitions or the ISDA Form Master Agreement, this Agreement shall prevail for purposes of the Transaction. Terms capitalized but not defined herein shall have the meanings attributed to them in the PSA.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

Type of Transaction:	Rate Cap
Notional Amount:	With respect to any Calculation Period, the lesser of:

(i) The Notional Amount set forth in Schedule 1 attached hereto for each Calculation Period, and

(ii) The outstanding aggregate Class A-1C and Class A-1D Balances (as defined in the PSA) immediately prior to the last day of such Calculation Period; *provided, however*, that if the holder of any portion of the Class A-1C and Class A-1D Certificates on the related Record Date (as defined in the PSA) is Washington Mutual Bank or any of its affiliates (each, a "WM Entity"), (a) such WM Entity shall not be entitled to retain any portion of the Floating Rate Payer payment amount received by it pursuant to this Confirmation and the PSA; (b) BSFP shall be entitled to be repaid such portion of the Floating Rate Payer payment amount; and (c) any Floating Rate Payer payment amount that is received by a WM Entity shall be returned by such WM Entity to BSFP as soon as it becomes aware of such payment (other than the return of such payment, neither the WM Entity nor BSFP shall incur any penalty or liability hereunder with respect to such payment); *provided, further*, that the immediately preceding proviso shall be inapplicable to any of the Class A-1C or Class A-1D Certificates that are (x) acquired by a WM Entity from an entity unaffiliated with any WM Entity; (y) held by such WM Entity temporarily, as described in *FASB Staff Position FAS 140-2; Clarification of the*

Application of Paragraphs 40(b) and 40(c) of FASB Statement No. 140, posted November 9, 2005; and (z) classified as trading securities as described in *FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.*

Trade Date:	June 27, 2007
Effective Date:	July 25, 2007
Termination Date:	February 25, 2018
Fixed Amount (Premium):	Inapplicable. Premium has been paid under the Old Transaction.

Floating Amounts:

Floating Rate Payer: BSFP

Cap Rate: With respect to any Calculation Period, the Cap Rate set forth in Schedule 1 attached hereto for such Calculation Period.

Floating Rate Payer
Period End Dates: The 25th calendar day of each month during the Term of this Transaction, commencing August 25, 2007 and ending on the Termination Date, subject to No Adjustment.

Floating Rate Payer
Payment Dates: Early Payment shall be applicable. The Floating Rate Payer Payment Dates shall be two Business Days preceding each Floating Rate Payer Period End Date.

Floating Rate Option: USD-LIBOR-BBA; provided, however, that if the Floating Rate determined from such Floating Rate Option for any Calculation Period is greater than 10.27000% then the Floating Rate for such Calculation Period shall be deemed equal to 10.27000%.

Designated Maturity:	One month
Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period.
Compounding:	Inapplicable
Business Days:	New York
Business Day Convention:	Following

3.   Additional Provisions: Each party hereto is hereby advised and acknowledges that the other party has engaged in (or refrained from engaging in) substantial financial transactions and has taken (or refrained from taking) other material actions in reliance upon the entry by the parties into the Transaction being entered into on the terms and conditions set forth herein and in the Confirmation relating to such Transaction, as applicable. This paragraph shall be deemed repeated on the trade date of each Transaction.

4.   Provisions Deemed Incorporated in a Schedule to the ISDA Form Master Agreement:

1) The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form Master Agreement will apply to any Transaction.

2) *Termination Provisions.* For purposes of the ISDA Form Master Agreement:

(a)   "Specified Entity" is not applicable to BSFP or Counterparty for any purpose.

(b)   The "Breach of Agreement" provision of Section 5(a)(ii) will not apply to BSFP or Counterparty.

(c)   The "Credit Support Default" provisions of Section 5(a)(iii) will not apply to BSFP or Counterparty.

(d)   The "Misrepresentation" provisions of Section 5(a)(iv) will not apply to BSFP or Counterparty.

(e)   "Specified Transaction" is not applicable to BSFP or Counterparty for any purpose, and, accordingly, Section 5(a)(v) shall not apply to BSFP or Counterparty.

(f)   The "Cross Default" provisions of Section 5(a)(vi) will not apply to BSFP or to Counterparty.

(g)   Section 5 (a) (vii) is modified by deleting clause (2) thereof.

(h)   The "Credit Event Upon Merger" provisions of Section 5(b)(iv) will not apply to BSFP or Counterparty.

(i)   The "Automatic Early Termination" provision of Section 6(a) will not apply to BSFP or to Counterparty.

(j)   Payments on Early Termination. For the purpose of Section 6(e):

        (i)   Market Quotation will apply.

        (ii)   The Second Method will apply.

(k)   "Termination Currency" means United States Dollars.

3) Tax Representations. Not applicable

4) [Reserved]

5) *Documents to be Delivered.* For the purpose of Section 4(a) of the ISDA Form Master Agreement:

(1)   Tax forms, documents, or certificates to be delivered are:

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered
BSFP and the Counterparty	Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on the account of any Tax or with such deduction or withholding at a reduced rate	Promptly after the earlier of (i) reasonable demand by either party or (ii) learning that such form or document is required

(2)   Other documents to be delivered are:

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
BSFP and the Counterparty	Any documents required by the receiving party to evidence the authority of the delivering party or its Credit Support Provider, if any, for it to execute and deliver this Agreement, any Confirmation, and any Credit Support Documents to which it is a party, and to evidence the authority of the delivering party or its Credit Support Provider to perform its obligations under this Agreement, such Confirmation and/or Credit Support Document, as the case may be	Upon the execution and delivery of this Agreement and such Confirmation	Yes

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
BSFP and the Counterparty	A certificate of an authorized officer of the party, as to the incumbency and authority of the respective officers of the party signing this Agreement, any relevant Credit Support Document, or any Confirmation, as the case may be	Upon the execution and delivery of this Agreement and such Confirmation	Yes
BSFP	An opinion of counsel of such party regarding the enforceability of this Agreement in a form reasonably satisfactory to the other party.	Upon the execution and delivery of this Agreement	No
Counterparty	An executed copy of the PSA	The later of (i) promptly after receipt by Counterparty or (ii) within 30 days.	No

6) *Miscellaneous.* Miscellaneous

(a)   Address for Notices: For the purposes of Section 12(a) of the ISDA Form Master Agreement:

Address for notices or communications to BSFP:

        Address: 383 Madison Avenue, New York, New York 10179
        Attention: DPC Manager
        Facsimile: (212) 272-5823

with a copy to:

        Address: One Metrotech Center North, Brooklyn, New York 11201
        Attention: Derivative Operations - 7th Floor

Facsimile: (212) 272-1634

(For all purposes)

Address for notices or communications to the Counterparty:

Address: LaSalle Bank National Association
              Global Securities and Trust Services
              135 S. LaSalle St., Suite 1511
              Chicago, IL 60603
Attention: Maggie Foiles
              Trust Administrator-WMALT 2007-OA5
Facsimile: (312) 904-1368
Phone: (312) 992-5417

(For all purposes)

(b)   Process Agent.   For the purpose of Section 13(c) of the ISDA Form Master Agreement:

BSFP appoints as its
Process Agent: Not Applicable

The Counterparty appoints as its
Process Agent: Not Applicable

(c)   Offices. The provisions of Section 10(a) will not apply to this Agreement; neither BSFP nor the Counterparty have any Offices other than as set forth in the Notices Section and BSFP agrees that, for purposes of Section 6(b) of the ISDA Form Master Agreement, it shall not in future have any Office other than one in the United States.

(d)   Multibranch Party. For the purpose of Section 10(c) of the ISDA Form Master Agreement:

BSFP is not a Multibranch Party.

The Counterparty is not a Multibranch Party.

(e)   Calculation Agent. The Calculation Agent is BSFP.

(f)   Credit Support Document. Not applicable for either BSFP or the Counterparty.

(g)   Credit Support Provider.

        BSFP: Not Applicable

        The Counterparty: Not Applicable

(h)   Governing Law.   This Agreement shall be governed by, and construed in accordance with the law of the Sate of New York (without reference to choice of law doctrine except Section 5-1401 and Section 5-1402 of the New York General Obligation Law).

(i)   Amendments. Section 9(b) of the printed ISDA Form Master Agreement is amended and modified by adding the following at the end of such Section:

        No amendment, modification or waiver in respect of this Agreement will be effective unless the Rating Agency Condition is satisfied.

(j)   Additional Transactions or Amendment to Current Transaction Absent Consent. No Transaction between BSFP and the Counterparty (other than the Transaction relating to the Relevant Certificates originally entered into in connection with the execution of this Agreement) shall be entered into, nor shall any amendment, assignment, transfer, modification or waiver in respect of any such Transaction or the Confirmation thereof be entered into unless the Rating Agency Condition is satisfied.

(k)   Non-Petition. BSFP hereby irrevocably and unconditionally agrees that it will not institute against, or join any other person in instituting against or cause any other person to institute against, the Counterparty, any bankruptcy, reorganization, arrangement, insolvency, or similar proceeding under the laws of the United States, or any other jurisdiction for the non-payment of any amount due hereunder or any other reason until the payment in full of the Certificates (as defined in the PSA) and the expiration of a period of one year plus ten days (or, if longer, the applicable preference period) following such payment.

(l)   Severability. If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material

change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties.

The parties shall endeavor to engage in good faith negotiations to replace any invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(m)   Consent to Recording. Each party hereto consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording.

(n)   Waiver of Jury Trial. Each party waives any right it may have to a trial by jury in respect of any Proceedings relating to this Agreement or any Credit Support Document.

(o)   Additional Definitional Provisions.

As used in this Agreement, the following terms shall have the meanings set forth below, unless the context clearly requires otherwise:

"Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act having consulted with (i) Moody's and having received from Moody's, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates; and (ii) S&P and having received from S&P, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates

"Moody's" means Moody's Investors Service, Inc., or any successor.

"S&P" Standard and Poor's Ratings Services a division of The McGraw-Hill Companies, Inc. or any successor

"Relevant Certificates" means the Class A-1C and Class A-1D Certificates.

(p)   Trustee Capacity. It is expressly understood and agreed by the parties hereto that insofar as this Agreement is executed by the Trustee (i) this Agreement is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Agreement in the exercise of the powers and authority conferred and vested in it thereunder, (ii) under no circumstances shall LaSalle Bank National Association in its individual capacity or as Trustee be personally liable for the payment of any indebtedness or expenses or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Agreement, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

(q)   Downgrade of BSFP. If a Ratings Event (as defined below) shall occur and be continuing with respect to BSFP, then BSFP shall (A) within 10 Business Days of such Ratings Event, give notice to the Counterparty of the occurrence of such Ratings Event, and (B) use reasonable efforts to transfer (at its own cost) BSFP's rights and obligations hereunder to another party, subject to satisfaction of the Rating Agency Consent (as defined below). Unless such a transfer by BSFP has occurred within 20 Business Days after the occurrence of a Ratings Event, BSFP will post Eligible Collateral (as designated in the approved Credit Support Annex), to secure the Counterparty's exposure or potential exposure to BSFP, and such Eligible Collateral shall be provided in accordance with a Credit Support Annex to be attached hereto and made a part hereof within 10 Business Days of the Counterparty's demand therefor. The Eligible Collateral to be posted and the Credit Support Annex to be executed and delivered shall be subject to the Rating Agency Consent. Notwithstanding the addition of the Credit Support Annex and the posting of Eligible Collateral, BSFP shall continue to use reasonable efforts to transfer its rights and obligations hereunder to an acceptable third party; *provided, however,* that BSFP's obligations to find a transferee and to post Eligible Collateral under such Credit Support Annex shall remain in effect only for so long as a Ratings Event is continuing with respect to BSFP. For the purpose hereof, a "Ratings Event" shall occur with respect to BSFP if the long-term and short-term senior unsecured deposit ratings of BSFP cease to be at least "AA-" and "A-1" by Standard & Poor's Ratings Service ("S&P") and at least "Aa3" and "Prime-1" by Moody's Investors Service, Inc. ("Moody's") and at least "AA-" and "F1" by Fitch, Inc. ("Fitch"), to the extent such obligations are rated by S&P and Moody's and Fitch. "Rating Agency Consent" means, with respect to any action taken or to be taken, a condition that is satisfied when S&P, Moody's and Fitch have

Reference Number: FXNEC9737
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on
behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-
OA5 Trust
June 27, 2007
Page 12 of 18

confirmed that such action would not result in the downgrade, qualification (if
applicable) or withdrawal of the rating then assigned by such Rating Agency to
the applicable class of Certificates. The failure by BSFP to post Eligible
Collateral in accordance herewith or to transfer its rights and obligations
hereunder shall constitute an Additional Termination Event for which BSFP shall
be the sole Affected Party.

(r)   Additional Termination Event:

    (i)   If, upon the occurrence of a Swap Disclosure Event (as defined in Part
6(s)(ii) below) BSFP has not, within five (5) Business Days after such Swap
Disclosure Event complied with any of the provisions set forth in the
Regulation AB Agreement reference below, then an Additional Termination
Event shall have occurred with respect to BSFP, BSFP shall be the sole
Affected Party and all Transactions hereunder shall be Affected Transaction.

    (ii)   Regulation AB Compliance. BSFP and Counterparty agree that the terms of
the Indemnification and Disclosure Agreement dated as of June 27, 2007
(the "Regulation AB Agreement"), between Washington Mutual Mortgage
Securities Corp. and BSFP shall be incorporated by reference into this
Agreement so that Counterparty shall be an express third party beneficiary
of the Regulation AB Agreement. A copy of the Regulation AB Agreement
is attached hereto as Annex A.

(s)   Compliance with Regulation AB.

    (i)   BSFP agrees and acknowledges that the Depositor is required under
Regulation AB as defined under the Pooling and Servicing Agreement, to
disclose certain financial information regarding BSFP or its group of affiliated
entities, if applicable, depending on the aggregate "significance percentage"
of this Agreement and any other derivative contracts between BSFP or its
group of affiliated entities, if applicable, and Counterparty, as calculated from
time to time in accordance with Item 1115 of Regulation AB.

    (ii)   It shall be a swap disclosure event ("**Swap Disclosure Event**") if, on any
Business Day after the date hereof, the Depositor requests from BSFP the
applicable financial information described in Item 1115 of Regulation AB
(such request to be based on a reasonable determination by Depositor, in good
faith, that such information is required under Regulation AB) (the "**Swap
Financial Disclosure**").

7) "Affiliate" will have the meaning specified in Section 14 of the ISDA Form Master Agreement, provided that BSFP shall not be deemed to have any Affiliates for purposes of this Agreement, including for purposes of Section 6(b)(ii) of the ISDA Form Master Agreement.

8) Section 3 of the ISDA Form Master Agreement is hereby amended by adding at the end thereof the following subsection (g):

"(g)   Relationship Between Parties.

Each party represents to the other party on each date when it enters into a Transaction that:--

(1) Nonreliance. It is not relying on any statement or representation of the other party regarding the Transaction (whether written or oral), other than the representations expressly made in this Agreement or the Confirmation in respect of that Transaction.

(2) Evaluation and Understanding.

(i)   It has the capacity to evaluate (internally or through independent professional advice) the Transaction and has made its own decision to enter into the Transaction; and

(ii)   It understands the terms, conditions and risks of the Transaction and is willing and able to accept those terms and conditions and to assume those risks, financially and otherwise.

(3) Purpose. It is entering into the Transaction for the purposes of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with a line of business.

(4) Principal. In the case of BSFP, it is entering into the Transaction as principal, and not as agent or in any other capacity, fiduciary or otherwise. In the case of the Counterparty, LaSalle Bank National Association is entering into the Transaction not individually but solely as Trustee on behalf of the Trust."

NEITHER THE BEAR STEARNS COMPANIES INC. NOR ANY SUBSIDIARY OR AFFILIATE OF THE BEAR STEARNS COMPANIES INC. OTHER THAN BSFP IS AN OBLIGOR OR A CREDIT SUPPORT PROVIDER ON THIS AGREEMENT.

5. Account Details and
    Settlement Information:

Payments to BSFP:
Citibank, N.A., New York
ABA Number: 021-0000-89, for the account of
Bear, Stearns Securities Corp.
Account Number: 0925-3186, for further credit to
Bear Stearns Financial Products Inc.
Sub-account Number: 102-04654-1-3
Attention: Derivatives Department

Payments to Counterparty:
LaSalle Bank N.A.
ABA # 071000505
LaSalle CHGO/CTR/BNF:/LaSalle Trust
Trust Acct # 724851.2
Attn: WMALT 07-OA5 – M. Foiles

lm

SCHEDULE I

From and including	To but excluding	Notional Amount (USD)	Cap Rate
Effective Date	8/25/2007	102,127,385.00	8.22627%
8/25/2007	9/25/2007	100,413,704.00	7.70480%
9/25/2007	10/25/2007	98,898,576.00	7.97163%
10/25/2007	11/25/2007	97,404,981.00	7.70481%
11/25/2007	12/25/2007	95,932,235.00	7.97165%
12/25/2007	1/25/2008	94,480,254.00	7.70483%
1/25/2008	2/25/2008	93,047,593.00	7.70484%
2/25/2008	3/25/2008	91,631,485.00	8.25691%
3/25/2008	4/25/2008	90,231,741.00	7.70485%
4/25/2008	5/25/2008	88,841,489.00	7.97168%
5/25/2008	6/25/2008	87,469,449.00	7.70485%
6/25/2008	7/25/2008	86,116,832.00	7.97169%
7/25/2008	8/25/2008	84,783,749.00	7.70486%
8/25/2008	9/25/2008	83,468,175.00	7.70486%
9/25/2008	10/25/2008	82,169,034.00	7.97168%
10/25/2008	11/25/2008	80,884,450.00	7.70487%
11/25/2008	12/25/2008	79,617,506.00	7.97172%
12/25/2008	1/25/2009	78,363,538.00	7.70491%
1/25/2009	2/25/2009	77,111,834.00	7.70490%
2/25/2009	3/25/2009	75,868,856.00	8.56259%
3/25/2009	4/25/2009	74,601,422.00	7.70488%
4/25/2009	5/25/2009	73,229,799.00	7.97164%
5/25/2009	6/25/2009	71,830,737.00	7.70471%
6/25/2009	7/25/2009	70,438,235.00	7.97149%
7/25/2009	8/25/2009	68,960,182.00	7.70460%
8/25/2009	9/25/2009	67,469,526.00	7.70471%
9/25/2009	10/25/2009	65,990,788.00	7.97174%
10/25/2009	11/25/2009	64,515,554.00	7.70519%
11/25/2009	12/25/2009	63,063,497.00	7.97232%
12/25/2009	1/25/2010	61,632,815.00	7.70575%
1/25/2010	2/25/2010	60,228,500.00	7.70604%
2/25/2010	3/25/2010	58,850,152.00	8.56414%
3/25/2010	4/25/2010	57,494,412.00	7.70663%
4/25/2010	5/25/2010	56,163,134.00	7.97383%
5/25/2010	6/25/2010	54,856,500.00	7.70723%
6/25/2010	7/25/2010	53,564,748.00	7.97422%
7/25/2010	8/25/2010	52,296,952.00	7.70739%

LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on
behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-
OA5 Trust

8/25/2010	9/25/2010	51,052,980.00	7.70747%
9/25/2010	10/25/2010	49,832,393.00	7.97447%
10/25/2010	11/25/2010	48,634,757.00	7.70763%
11/25/2010	12/25/2010	47,459,649.00	7.97464%
12/25/2010	1/25/2011	46,306,652.00	7.70780%
1/25/2011	2/25/2011	45,175,359.00	7.70788%
2/25/2011	3/25/2011	44,065,227.00	8.56597%
3/25/2011	4/25/2011	43,233,527.00	7.70806%
4/25/2011	5/25/2011	42,417,351.00	7.97509%
5/25/2011	6/25/2011	41,613,574.00	7.70815%
6/25/2011	7/25/2011	40,824,832.00	7.97509%
7/25/2011	8/25/2011	40,050,843.00	7.70814%
8/25/2011	9/25/2011	39,291,335.00	7.70814%
9/25/2011	10/25/2011	38,546,038.00	7.97507%
10/25/2011	11/25/2011	37,814,689.00	7.70813%
11/25/2011	12/25/2011	37,097,027.00	7.97507%
12/25/2011	1/25/2012	36,392,799.00	7.70813%
1/25/2012	2/25/2012	35,701,756.00	7.70812%
2/25/2012	3/25/2012	35,023,651.00	8.26040%
3/25/2012	4/25/2012	34,358,245.00	7.70811%
4/25/2012	5/25/2012	33,705,301.00	7.97505%
5/25/2012	6/25/2012	33,064,589.00	7.70811%
6/25/2012	7/25/2012	32,435,880.00	7.97504%
7/25/2012	8/25/2012	31,818,951.00	7.70810%
8/25/2012	9/25/2012	31,213,584.00	7.70809%
9/25/2012	10/25/2012	30,619,563.00	7.97503%
10/25/2012	11/25/2012	30,036,677.00	7.70809%
11/25/2012	12/25/2012	29,464,720.00	7.97502%
12/25/2012	1/25/2013	28,903,488.00	7.70808%
1/25/2013	2/25/2013	28,352,781.00	7.70807%
2/25/2013	3/25/2013	27,812,404.00	8.56608%
3/25/2013	4/25/2013	27,282,165.00	7.70806%
4/25/2013	5/25/2013	26,761,874.00	7.97500%
5/25/2013	6/25/2013	26,251,348.00	7.70805%
6/25/2013	7/25/2013	25,750,403.00	7.97499%
7/25/2013	8/25/2013	25,258,863.00	7.70805%
8/25/2013	9/25/2013	24,776,551.00	7.70804%
9/25/2013	10/25/2013	24,303,297.00	7.97497%
10/25/2013	11/25/2013	23,838,931.00	7.70803%
11/25/2013	12/25/2013	23,383,288.00	7.97496%
12/25/2013	1/25/2014	22,936,206.00	7.70802%
1/25/2014	2/25/2014	22,497,524.00	7.70802%

2/25/2014	3/25/2014	22,067,088.00	8.56601%
3/25/2014	4/25/2014	21,644,743.00	7.70800%
4/25/2014	5/25/2014	21,230,338.00	7.97493%
5/25/2014	6/25/2014	20,823,726.00	7.70799%
6/25/2014	7/25/2014	20,424,762.00	7.97492%
7/25/2014	8/25/2014	20,033,302.00	7.70798%
8/25/2014	9/25/2014	19,649,208.00	7.70798%
9/25/2014	10/25/2014	19,272,341.00	7.97490%
10/25/2014	11/25/2014	18,902,568.00	7.70796%
11/25/2014	12/25/2014	18,539,756.00	7.97489%
12/25/2014	1/25/2015	18,183,775.00	7.70795%
1/25/2015	2/25/2015	17,834,498.00	7.70795%
2/25/2015	3/25/2015	17,491,801.00	8.56593%
3/25/2015	4/25/2015	17,155,559.00	7.70793%
4/25/2015	5/25/2015	16,825,653.00	7.97486%
5/25/2015	6/25/2015	16,501,965.00	7.70792%
6/25/2015	7/25/2015	16,184,379.00	7.97484%
7/25/2015	8/25/2015	15,872,781.00	7.70791%
8/25/2015	9/25/2015	15,567,059.00	7.70790%
9/25/2015	10/25/2015	15,267,104.00	7.97482%
10/25/2015	11/25/2015	14,972,808.00	7.70789%
11/25/2015	12/25/2015	14,684,065.00	7.97481%
12/25/2015	1/25/2016	14,400,772.00	7.70787%
1/25/2016	2/25/2016	14,122,828.00	7.70787%
2/25/2016	3/25/2016	13,850,131.00	8.26012%
3/25/2016	4/25/2016	13,582,585.00	7.70785%
4/25/2016	5/25/2016	13,320,093.00	7.97477%
5/25/2016	6/25/2016	13,062,561.00	7.70783%
6/25/2016	7/25/2016	12,809,895.00	7.97475%
7/25/2016	8/25/2016	12,562,006.00	7.70782%
8/25/2016	9/25/2016	12,318,804.00	7.70781%
9/25/2016	10/25/2016	12,080,202.00	7.97473%
10/25/2016	11/25/2016	11,846,113.00	7.70779%
11/25/2016	12/25/2016	11,616,453.00	7.97471%
12/25/2016	1/25/2017	11,391,139.00	7.70778%
1/25/2017	2/25/2017	11,170,091.00	7.70777%
2/25/2017	3/25/2017	10,953,228.00	8.56573%
3/25/2017	4/25/2017	10,740,472.00	7.70775%
4/25/2017	5/25/2017	10,531,746.00	7.97467%
5/25/2017	6/25/2017	10,326,976.00	7.70773%
6/25/2017	7/25/2017	10,126,086.00	7.97465%
7/25/2017	8/25/2017	9,929,005.00	7.70771%

8/25/2017	9/25/2017	9,735,661.00	7.70770%
9/25/2017	10/25/2017	9,545,984.00	7.97462%
10/25/2017	11/25/2017	9,359,906.00	7.70768%
11/25/2017	12/25/2017	9,177,360.00	7.97460%
12/25/2017	1/25/2018	8,998,278.00	7.70766%
1/25/2018	Termination Date	8,822,597.00	7.70765%